MANNING ELLIOTT
CHARTERED ACCOUNTANTS
11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-137865) pertaining to the 2006 Stock Option Plan of Pan American Gold Corporation of our report dated April 30, 2007 (except for Note 11.d) which is dated May 16, 2007), with respect to the consolidated financial statements of Pan American Gold Corporation included in this Annual Report (Form 20-F/A) for the years ended December 31, 2006, 2005 and 2004.

Manning Elliott LLP

Vancouver, British Columbia, Canada
September 7, 2007